ABK 3/5

[redacted]

09058402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41948

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital One Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 Broadhollow Road
(No. and Street)

Melville (City) New York (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald J. DeBlanc 504-533-5379
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary, and Shreaves, P.C.
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard, Suite 300 (Address) Glen Allen (City) Virginia (State) 23060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

Mail Processing Section
FEB 27 2009
Washington, DC
101

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ronald Joseph DeBlanc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital One Investment Services, LLC, as of December 31, 2008, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Ron J. DeBlanc
Signature

Chief Financial Officer
Title

Mary Ann Descovich
Notary Public

MARY ANN DESCOVICH
Notary Public, State of New York
No.01DE4675806
Qualified in Queens County
Commission Expires March 30, 20 10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL ONE INVESTMENT SERVICES LLC

(A Wholly Owned Subsidiary of Capital One, National Association)

Financial Statements

December 31, 2008

SEC ID 8-41948

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

CAPITAL ONE INVESTMENT SERVICES LLC
(A Wholly Owned Subsidiary of Capital One, National Association)

Table of Contents

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

The Member and Board of Directors
Capital One Investment Services LLC
Melville, NY

We have audited the accompanying statement of financial condition of Capital One Investment Services LLC (the "Company") as of December 31, 2008 that you are filing pursuant to rule 17a5(g)(1) under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Capital One Investment Services LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Keiter, Stephens, Hurst, Gary & Shreaves

February 20, 2009

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

CAPITAL ONE INVESTMENT SERVICES LLC
(A Wholly Owned Subsidiary of Capital One, National Association)

Statement of Financial Condition
December 31, 2008

Assets

Cash on deposit with affiliated company	$ 3,131,644
Cash segregated under federal regulations	172,549
Investment in money market mutual fund	17,159,849
Deposit with clearing broker	120,000
Commissions receivable from clearing broker and others	837,270
Furniture and equipment, net	155,057
Brokerage intangible, net	3,135,965
Due from affiliates	4,733,855
Other assets	66
Total assets	$ 29,446,255

Liabilities and member's equity

Liabilities:	
Commissions payable to brokers and dealers	$ 288,156
Payable to investment companies	188,864
Due to affiliates	4,242,634
Income tax payable to affiliate	3,413,063
Deferred tax liability	1,067,859
Other liabilities	19,180
Total liabilities	9,219,756
Member's equity	20,226,499
Total liabilities and member's equity	$ 29,446,255

See accompanying notes to financial statement.

1. Summary of Significant Accounting Policies:

Nature of Business: Capital One Investment Services LLC (the Company) is a wholly owned subsidiary of Capital One, National Association (the Bank). The Bank is a wholly owned subsidiary of Capital One Financial Corporation (Parent Company). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear trades, carry customer accounts or offer margin services. The Company has entered into a clearing arrangement with an unaffiliated registered broker-dealer (the Clearing Broker) that is a member firm of the New York Stock Exchange and other national securities exchanges to provide these services. The Clearing Broker is responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis.

The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the Clearing Broker. Additionally, the Company accepts customer orders for alternative investment products on a fully disclosed basis with unaffiliated third party vendors.

During 2008, NFB Investment Services Corp. (NFBIS), a broker dealer subsidiary of the Parent Company, and Capital One Securities, LLC (doing business as Capital One Investments, LLC) (COI), a broker dealer subsidiary of the Bank, completed a consolidation and reorganization. On March 10, 2008, NFBIS changed its name to Capital One Investment Services Corporation (COIS). On April 15, 2008, the Bank formed a new LLC subsidiary, Capital One Investment Services LLC. On May 1, 2008, the Parent Company contributed the stock of COIS to the Bank. On May 31, 2008, COI transferred all of its assets and liabilities to COIS. On July 31, 2008, COIS then merged into the Company, with the Company being the surviving entity and retained the registrations and regulatory history of COIS. The accompanying financial statements include the combined results of the Company, NFBIS, and COIS for the year ended December 31, 2008.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. The Company regularly has funds in excess of $250,000.

1. **Summary of Significant Accounting Policies, Continued:**

Use of Estimates: The accounting and reporting policies of the Company are in conformity with accounting principles generally accepted in the United States and prevailing practices within the broker-dealer industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions relating to the reporting of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.

Such estimates are subject to changes in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities are carried at market value, fair value, or are carried at amounts that approximate current fair value due to their short-term nature.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. The Company does not consider its investment in the money market mutual fund to be a cash equivalent in the statement of cash flows based on regulatory guidelines.

Cash Segregated under Federal Regulations: Cash Segregated under federal regulations represents monies received by the Company from customers for the purchase of certain alternative investment products. Cash segregated under federal regulations is not considered to be a cash equivalent. Pursuant to SEC Rule 15c3-3, the Company remits this cash to investment companies within one business day from receipt.

Money Market Mutual Fund: The Company records its investment in the money market mutual fund at cost which approximates fair value due to its short-term nature.

Furniture and Equipment: Furniture and equipment are stated at cost. Major repairs and betterments are capitalized and routine repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation on furniture and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported in the current year's operations. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 19 years.

1. Summary of Significant Accounting Policies, Continued:

Brokerage Intangible: The brokerage intangible represents the value of customer relationships attributable to the generation of future net profits for the Company. The intangible asset is being amortized on an accelerated basis over its expected life of 15 years.

As required by Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* the Company performs an impairment test of the brokerage intangible, when indicators of impairment exist. The Company did not record an impairment charge for 2008.

Income Taxes: The Company became a single member limited liability company on July 31, 2008, and, therefore, is taxed as a disregarded entity. As a disregarded entity, the Company does not have individual tax status but is treated as a division of the single member for federal and state income tax purposes.

The Company uses the asset and liability method for providing for income taxes. The operations of the Company are included in the consolidated federal and combined state and local income tax returns filed by its Parent. Tax expenses or benefits are allocated among members in the consolidated group based on a separate return basis

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), an interpretation of FASB Statement No. 109 ("SFAS 109"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and details how companies should recognize, measure, present and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the position and all relevant facts. The Company has adopted the provisions of FIN 48 effective January 1, 2008. The adoption of FIN 48 did not have a material impact on the Company's financial condition or results of operations.

2. Fair Value of Financial Instruments:

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements ("SFAS 157"), which provides a framework for measuring fair value under Generally Accepted Accounting Principles, for all financial assets and liabilities measured at fair value on a recurring basis. The initial adoption of SFAS 157 did not have a material impact on the change in net assets and financial position of the Company. There are no material assets or liabilities recognized or disclosed at fair value for which the Company has not applied the provisions of SFAS 157.

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. SFAS 157 also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities

- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The money market investments held by the Company fall into Level 1 and are recorded at cost which approximates fair value due to their short-term nature. The Company does not have any liabilities within the scope of SFAS 157.

2. Fair Value of Financial Instruments, Continued:

The fair values of financial assets of the Company were determined using the following categories of inputs at December 31, 2008:

	December 31, 2008			
	Fair Value Measurements Using			Assets at
	Level 1	Level 2	Level 3	Fair Value
Securities owned:				
Money market mutual funds	$ 17,159,849	$ -	$ -	$ 17,159,849
Total securities owned	$ 17,159,849	$ -	$ -	$ 17,159,849

3. Furniture and Equipment, Net:

Furniture and equipment at year-end consisted of:

Furniture and Equipment	$ 768,203
Less: Accumulated Depreciation	(613,146)
Net furniture and equipment	$ 155,057

4. Income Taxes:

The Company accounts for income taxes in accordance with the asset and liability method as required by Statement of Financial Accounting Standard No. 109 ("SFAS 109"), *Accounting for Income Taxes.* Under the asset and liability method, tax rates are applied to cumulative temporary differences based on enacted tax rates and laws that will be in effect when the differences are expected to reverse.

A tax payable of $3,413,063 is due to the Parent Company as a result of tax payments made during the current and previous years by the Parent Company.

As of the beginning and ending of the reporting period, the Company had no unrecognized tax benefits under FIN 48. The IRS is currently examining the Parent Company's federal income tax returns for the years 2005 and 2006. It is reasonably possible that a settlement of the audits may be made within twelve months of the reporting date; however, the outcome is not expected to have a material impact on the financial results of the Company.

5. Related Parties:

The Company markets and sells certain non-deposit investment products to the public, including customers of the Bank, from certain branch premises of the Bank.

The Company has entered into a service agreement with the Bank. This agreement identifies various administrative expenses that are paid by the Bank on the Company's behalf, which the Company reimburses to the Bank on a monthly basis. The balance due to and from affiliated companies are intercompany balances that are settled periodically throughout the year.

6. Brokerage Intangible:

As a result of the November 16, 2005 acquisition of the Bank by the Parent, the Company recorded a brokerage intangible asset of $5,000,000, which was presented net of accumulated amortization of $3,135,965 at December 31, 2008.

7. Commitments and Contingencies:

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

8. Liabilities Subordinated to Claims of General Creditors:

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers, and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. At December 31, 2008, the Company had no such liabilities.

9. Indemnifications:

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however the Company's insurance policies serve to limit its exposure.

10. Financial Instruments with Off-Balance Sheet Risk:

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to other firms on a fully-disclosed basis. The agreements between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction.

The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

11. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $9,809,243 which was $9,194,593 in excess of required minimum net capital of $614,650. The Company's net capital ratio was 0.94 to 1.

In addition, pursuant to an agreement between the Company and the District Committee for District No. 10 of the FINRA, dated February 4, 1994, the Company agreed to continue to maintain 120% (i.e. $60,000) of its minimum net capital requirement pursuant to SEC Rule 15c3-1.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

The Member and Board of Directors
Capital One Investment Services LLC
Melville, New York

In planning and performing our audit of the financial statements and supplemental schedule of Capital One Investment Services LLC (the Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph to this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter, Stephens, Hurst, Gary & Shreaves

February 20, 2009

END